Mail Stop 4561

July 24, 2007

Mr. Thomas B. Barker
Chief Executive Officer
West Corporation
11808 Miracle Hills Drive
Omaha, Nebraska   68154

      Re: **West Corporation**
               Form 10-K for the year ended December 31, 2006
               Filed February 28, 2007
               File No. 000-21771

Dear Mr. Barker:

      We have conducted a full financial review of your filing and have the following comments. We have asked you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your responses. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 1 – Business

Conferencing Service, page 7

1.   You disclose that you entered into a sales and marketing agreement whereby you are the exclusive provider of conferencing services for Sprint and its customers, and that under that agreement, you have agreed to jointly market and sell conferencing services with Sprint. Please tell us how you intend to recognize the revenue earned from providing these services to Sprint customers and reference the accounting literature that you have relied upon

Mr. Thomas B. Barker
West Corporation
July 24, 2007
Page 2

Item 6 – Selected Financial Data, pages 27 and 28

2.   We note that you have presented Adjusted EBITDA as a liquidity measure and
        reconciled the measure to cash flows from operating activities. Please tell us how
        you determined the that the adjustments disclosed on page 27 are in accordance
        with Item 10(e)(1)(ii)(A) of Regulation S-K.

Note 3 – Mergers and Acquisitions

Sprint Conferencing Assets, page F-14

3.   You disclose that you acquired the conferencing-related assets of Sprint
        Corporation for a purchase price of $207 million in cash, which you have
        appeared to account for as a business acquisition. Please provide us with your
        analysis under EITF 98-3 as to whether this was a business or asset acquisition.

                                        ******

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please understand that we may have additional
comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief